UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 32)*

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, nominal value 0.005 rubles per share

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf

Eco Telecom Limited

Suite 2

4 Irish Place

Gibraltar

+350 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2007

(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexey Reznikovich

Altimo Holdings & Investments Limited

Str. Novy Arbat, build. 21

GSP-2

119992 Moscow, Russia

+7 (495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

18,846,476 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

18,846,476 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,846,476 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

36.7% of Common Stock*
14.	Type of Reporting Person

OO, HC

*	Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock (the “Preferred Stock”), which, together with the total number of shares of the Issuer’s common stock owned by Eco Telecom, represents approximately 43.8% of the Issuer’s outstanding voting capital stock. See Item 5.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Holdings & Investments Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

18,846,476 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

18,846,476 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,846,476 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

36.7% of Common Stock*
14.	Type of Reporting Person

OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock (the “Preferred Stock”), which, together with the total number of shares of the Issuer’s common stock that the reporting Person may be deemed to beneficially own, represents approximately 43.8% of the Issuer’s outstanding voting capital stock. See Item 5.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

18,846,476 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

18,846,476 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,846,476 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

36.7% of Common Stock*
14.	Type of Reporting Person

OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock (the “Preferred Stock”), which, together with the total number of shares of the Issuer’s common stock that the reporting Person may be deemed to beneficially own, represents approximately 43.8% of the Issuer’s outstanding voting capital stock. See Item 5.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

18,846,476 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

18,846,476 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,846,476 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

36.7% of Common Stock*
14.	Type of Reporting Person

OO

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock (the “Preferred Stock”), which, together with the total number of shares of the Issuer’s common stock that the reporting Person may be deemed to beneficially own, represents approximately 43.8% of the Issuer’s outstanding voting capital stock. See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 32 (this “Amendment”) to the Statement on Schedule 13D relates to the common stock, nominal value 0.005 rubles per share (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”). The initial Statement on Schedule 13D, previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001 (as amended and supplemented by Amendment Nos. 1 through 31, the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Eco Telecom;

(ii) Altimo Holdings & Investments Limited (formerly known as Alfa Telecom Limited) (“Altimo”);

(iii) CTF Holdings; and

(iv) Crown Finance.

The Statement, as amended hereby, relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The Reporting Persons are increasing their ownership of VimpelCom’s Common Stock to increase their influence over the corporate actions to be taken by VimpelCom. The Reporting Persons intend to acquire more than 44% but less than 50% of VimpelCom’s voting shares but may, from time to time, and reserve the right to, change their plans or intentions and take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom. An ownership interest of more than 44% of VimpelCom’s voting shares eliminates the requirement under the VimpelCom Shareholders Agreement that one of Eco Telecom’s nominated directors to the VimpelCom board of directors be independent of Eco Telecom.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a) The Reporting Persons may be deemed to be the direct or indirect beneficial owner of an aggregate of 6,426,600 shares of the Issuers type-A voting preferred stock, representing 100% of such class of securities, and an aggregate of 18,846,476 shares of the Issuer’s Common Stock. Approximately 6,282,694 shares of such Common Stock would be represented by 25,130,775 American Depositary Receipts of VimpelCom (the “VimpelCom ADRs”).

(b) Each of the Reporting Persons may be deemed to have sole voting power to direct the voting and disposition of an aggregate of 18,846,476 shares of Common Stock, which number would include Common Stock represented by approximately 25,130,776 VimpelCom ADRs, and an aggregate of 6,426,600 shares of the Issuer’s type-A voting preferred stock held for the account of Eco Telecom.

(c) Pursuant to the Swap Agreement, as described and defined in Item 6 of the Reporting Person’s Amendment 23 to Schedule 13D (the “Swap Agreement”), Rightmarch Limited, a wholly-owned subsidiary of Altimo (“Rightmarch”), received on May 11, 2007, pursuant an exercise of its rights thereunder, 2,168,020 VimpelCom ADRs. Jam Holding Asset Management Limited (“Jam”) acquired the 2,168,020 VimpelCom ADRs for an average of $95.829981 per VimpelCom ADR. Rightmarch acquired the 2,168,020 VimpelCom ADRs for an average of $95.829981 per VimpelCom ADR (exclusive of brokerage fees). Pursuant to instructions from Rightmarch, the VimpelCom ADRs were delivered to the account of Eco Telecom. Eco Telecom acquired the 2,168,020 VimpelCom ADRs for an average of $95.829981 per VimpelCom ADR (exclusive of brokerage fees). The ADRs, if converted into VimpelCom’s Common Stock, would be the equivalent to 542,005 shares of VimpelCom Common Stock. Additionally, pursuant to the Swap Agreement, Rightmarch received on June 8, 2007, pursuant to an exercise of its rights thereunder, 998,174 VimpelCom ADRs. Jam acquired the 998,174 VimpelCom ADRs for an average of $99.988638 per VimpelCom ADR. Rightmarch acquired the 998,174 VimpelCom ADRs for an average of $99.988638 per VimpelCom ADR (exclusive of brokerage fees). Pursuant to instructions from Rightmarch, the VimpelCom ADRs were delivered to the account of Eco Telecom. Eco Telecom acquired the 998,174 VimpelCom ADRs for an average of $99.988638 per VimpelCom ADR (exclusive of brokerage fees). The ADRs, if converted into VimpelCom’s Common Stock, would be the equivalent to approximately 249,544 shares of VimpelCom Common Stock.

Item 5(c) of Reporting Persons’ Amendment No. 24 to Schedule 13D is hereby supplemented as follows:

The Counterparty, Jam Holding Asset Management Limited, acquired the 6,597,900 VimpelCom ADRs delivered pursuant to the Notice of Exercise Date, dated November 15, 2006, for an average of $60.4728 per VimpelCom ADR. Rightmarch acquired the VimpelCom ADRs for an average of $60.4728 per VimpelCom ADR (exclusive of brokerage fees). Pursuant to instructions from Rightmarch, the VimpelCom ADRs were delivered to the account of Eco Telecom. Eco Telecom acquired the VimpelCom ADRs for an average of $60.4728 per VimpelCom ADR (exclusive of brokerage fees).

Item 5(c) of Reporting Persons’ Amendment No. 26 to Schedule 13D is hereby supplemented as follows:

The Counterparty, Jam Holding Asset Management Limited, acquired the 1,253,800 VimpelCom ADRs for an average of $79.428385 per VimpelCom ADR and Rightmarch acquired the VimpelCom ADRs for an average of $79.428385 per VimpelCom ADR (exclusive of brokerage fees). Pursuant to instructions from Rightmarch, the VimpelCom ADRs were delivered to the account of Eco Telecom. Eco Telecom acquired the VimpelCom ADRs for an average of $79.428385 per VimpelCom ADR (exclusive of brokerage fees).

(d) No material change.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: June 8, 2007	ECO TELECOM LIMITED

	By:	/s/ Marina Kushnareva
	Name:	Marina Kushnareva
	Title:	Director

Date: June 8, 2007	ALTIMO HOLDINGS & INVESTMENTS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: June 8, 2007	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: June 8, 2007	CROWN HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Altimo Holdings & Investments Limited

Name/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale L-2449 Luxembourg

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Olga Kichatova, Director (Russia)	Senior Financial Advisor, CTF Holdings Limited	3rd Floor, building 3, 6 Sechenovskiy per. Moscow Russia 109 034

Alexey Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, OOO ALTIMO Limited	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of Alfa Group Consortium

Name/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street 107078 Moscow, Russia

Alexandr Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvayevoy Street 107078 Moscow, Russia

Michail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3 rd Golutvinsky Pereulok 10 Building 6 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	18/2, Schipok Street 115093 Moscow, Russia

Lev Khasis, Director (Russia)	Chief Executive Officer, X 5 Retail Group N.V.	Kapranova Pereulok 3 123242 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Member of the Supervisory Board of X 5 Retail Group N.V.	Apt. 421 Mozhayskoye shosse 2, B 121356 Moscow, Russia

Andrei Kosogov Director (Russia)	Chairman of the Board of Directors of Alfa Asset Management	12 Prospect Academic Sakharov 107078 Moscow, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of Board of Directors, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok Building 3, Floor 3 119034 Moscow, Russia

Alexey Reznikovich, Director (Russia)	Chief Executive Officer, OOO ALTIMO Limited	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Alexander Savin, Director (Russia)	Managing Director, A1 LLC	12 Krasnopresenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.